Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2008

Mr. James M. Frates
SVP, CFO, and Treasurer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4234

Re: **Alkermes, Inc.**
      Form 10-K for the Fiscal Year Ended March 31, 2007
      Form 10-Q for the Quarter ended December 31, 2007
      File No. 001-14131

Dear Mr. Frates:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Rensselaer Polytechnic Institute, F-34

1.   Please expand your disclosure to quantify the non-refundable upfront payment made to RPI as well as the potential milestone payments under the agreement. Also tell us what consideration was given to include this information as part of your contractual obligations disclosure on page 56.

Form 10-Q – December 31, 2007

<u>Results of Operations, page 17</u>

2.   You disclose in your discussion on page 19 related to "R&D revenue" that you recorded the $5 million payment received in December 2007 at the time of the receipt "based on the amount of effort that has been expended to date." Please explain to us how the timing of this recognition is supported by you revenue recognition policy described on page F-11 under the heading "Research and Development Revenue Under Collaborative Arrangements" of your Form 10-K for the year ended March 31, 2007. Include specifically the terms of the agreement that allow you to record this all at once as described in that policy note.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant